UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 Route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Alcatel-Lucent announces the release of its 2015 audited financial statements including a change in accounting treatment for the recognition of deferred tax assets

Paris, April 27, 2016 – Alcatel-Lucent will publish the Document de Référence and Annual Report on Form 20-F filings of 2015 on April 28th. The audited financial statements, which have been approved by the Board of Directors yesterday, will confirm the positive conclusion of The Shift Plan including revenues of Euro 14,275 million, an 8.3% year-over-year increase, an adjusted operating profit of Euro 1,029 million and a positive Free Cash-Flow before transaction costs of Euro 660 million.

The Annual Report will reflect changes to the preliminary unaudited financial statements disclosed on February 11th, 2016 in relation to two specific accounting matters:

-

A change in accounting treatment related to the recognition of certain deferred tax assets. Further to specific reviews, it was identified in April 2016 that certain IAS 12 guidance requires the recognition of deferred tax assets related to taxable temporary differences, even in loss-making entities. The Group accounting policy, which was in constant review with our external auditors, was consequently amended as reflected in our 2015 consolidated financial statements, while prior periods consolidated financial statements (2013 and 2014) were restated accordingly in the Annual Report.

The effect of this correction is a non-cash item with the adjustments mainly relating to the balance sheet through increased equity and deferred tax assets, while the Profit and Loss (P&L) impact is limited. The change has no impact on the operating results of the Company, its compliance with loan covenants or any other contractual requirement. The amounts of tax losses carried forward are unaffected.

-

A subsequent event in litigation provisions leading to the booking of an additional Euro (11) million reserve in remediation obligations following issuance of the US Environmental Protection Agency’s (EPA) Record of Decision on March 4th.

Details of the changes can be found in the tables attached.

**************************************

Change in accounting treatment for the recognition of deferred tax assets (excerpts from Note 4 of the audited and consolidated financial statements)

In 2015, we changed our accounting treatment for the recognition of certain deferred tax assets based on recent publications about IAS 12 – Income taxes, in particular the May 2014 IFRS Interpretations Committee Agenda Decision on IAS 12 - Income Taxes: recognition and measurement of deferred tax assets when an entity is loss-making.

Previously, reversals of certain types of taxable temporary differences were not considered as a suitable source of taxable profit supporting the recognition of deferred tax assets. In particular, taxable temporary differences related to over-funded pension and post-employment benefit plans in the US and in Belgium were disregarded for the recognition of deferred tax assets due to the difficulty in predicting the timing of their reversal and/or the very long-term profile of their potential reversals, even in the case of existence of loss carry-forwards with no expiration date. Therefore, no deferred tax assets were recognized on the basis of such deferred tax liabilities.

In 2015, a deferred tax asset is now recognized for (i) the carry-forward of unused tax losses to the extent the reversal of those taxable temporary differences enables the utilization of the unused tax losses, and (ii) deductible temporary differences as long as there are sufficient existing taxable temporary differences of the appropriate type expected to reverse in the same period as these deductible differences. This treatment applies regardless of the entity’s expectations of future tax losses.

In accordance with IAS 8 – Accounting policies, changes in accounting estimates and errors, we have retrospectively applied this accounting treatment and restated our previously issued consolidated financial statements, including the related notes. The impact of this correction as well as the subsquent event are included in the tables below.

Further information on Alcatel-Lucent financial statements will be available in the Document de Référence and Annual Report on Form 20-F for 2015 on April 28th, 2016.

**************************************

Impact of changes

In Euro million	2013	2014	2015

Net income (loss)as published (*)	(1,294)	(83)	286(*)

Correction from accounting treatment	(67)	11	(40)

Adjustment from litigation	-	-	(11)
Net income (loss) as restated	(1,361)	(72)	235

In Euro	2013	2014	2015
Basic earnings (loss) per share as published (*)	-0.54	-0.04	0.09(*)

Correction from accounting treatment	-0.02	-	-0.01

Adjustment from litigation	-	-	-0.01
Basic earnings (loss) per share as restated	-0.56	-0.04	0.07

In Euro million	2013	2014	2015
Comprehensive income (loss) as published (*)	(104)	(1,141)	1,550(*)

Correction from accounting treatment	85	(197)	37

Adjustment from litigation	-	-	(11)
Comprehensive income (loss) as restated	(19)	(1,338)	1,576

In Euro million	January 1, 2013	December 31, 2013	December 31, 2014	December 31, 2015

Equity as published (*)	2,683	3,663	2,694	4,597(*)

Correction from accounting treatment	657	742	545	594

Adjustment from litigation	-	-	-	(11)
Equity as restated	3,340	4,405	3,239	5,180

In Euro million	December 31, 2013	December 31, 2014	December 31, 2015

Deferred tax assets as published (*)	1,000	1,516	1,740(*)

Correction from accounting treatment	742	545	594
Deferred tax assets as restated	1,742	2,061	2,334

In Euro million	Recognized	Unrecognized	Total
Tax losses carried forward as published (*)(**)	1,616	10,489	12,102

Correction from accounting treatment	305	(305)	-
Tax losses carried forward as restated	1,921	10,181	12,102

 (*) preliminary unaudited consolidated financial statements issued on February 11, 2016

(**) included €620 million of tax losses carried forward in Germany available as of December 31, 2015 but that are lost in 2016 as a result of the change of control.

About Alcatel-Lucent

Alcatel-Lucent has joined Nokia following successful exchange of shares, creating an innovation leader in next-generation technology and services for an IP connected world.

Questions from Journalists or sponsorship inquiries can be sent to our press office: press.services@nokia.com.

Visit Nokia.com for more information.

FORWARD-LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent, such as for example the stated goal to “confirm the positive conclusion of the Shift Plan including revenues of Euro 14,275 million, an 8.3% year-over-year increase, an adjusted operating profit of Euro 1,029 million and positive Free Cash-Flow before transaction costs of Euro 660 million”. Words such as “will,” “expect,” “look to,” “anticipate,” “target,” “project,” “intend,” “guidance”, “maintain”, “plan,” “believe,” “estimate,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” “expansion”, “adoption”, “on track”, “turnaround”, variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guaranties of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess, including broad worldwide trends not within our control, locally specific events that may have an impact on our overall activities, as well as the timing of closing and expected benefits from the contemplated combination with Nokia and the impact of each of such operation on sales and income. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand and market trends being as expected (in particular for those where we have decided to focus our resources), our ability to diversify our customer base, reach the targeted levels of cash flow generation, achieve the planned fixed cost savings or achieving the expected discount rates for the lump-sum pension offer to US retirees, as well as close on certain operations, among which the announced combination with Nokia. Actual outcomes may also differ materially with regard to our projected combination with Nokia and achieving our Shift Plan goals such as headcount reduction and streamlining the organization, product mix and site rationalization, exit of unprofitable contracts and markets at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, our ability to realize the full value of our existing and future intellectual property portfolio in a complex technological environment (including defending ourselves in infringement suits and licensing on a profitable basis our patent portfolio), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our other strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need as well as our ability to efficiently source components when demand increases, the social, political risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations, our ability to avoid unexpected contributions to such plans, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, our ability to procure financing for our operations at an affordable cost, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2014, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission, and in particular those concerning the planned combination with Nokia. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 27, 2016	Alcatel Lucent

	By:	/s/ Olivier Durand
	Name:	Olivier Durand
	Title:	Chief Financial Officer